Exhibit (a)(2)(I)

Dear Financial Advisor,

On December 13, 2019, the Board of Directors (the Board) of Lightstone Value Plus Real Estate Investment Trust V, Inc. (the Company) authorized a self-tender offer (the Self-Tender Offer) to purchase up to 2,000,000 shares of common stock of the Company at $7.75 per share.  The Self-Tender Offer was scheduled to expire at midnight Eastern Time on Friday, January 31, 2020.  The expiration date of the Self-Tender Offer has been extended to February 28, 2020, unless further extended.

The Board authorized the Self-Tender Offer to deter Everest REIT Investors I, LLC (which was conducting a tender offer at the time with an offer price of $6.00) and other potential bidders that may try to exploit the illiquidity of shares of the Company’s common stock and acquire them from stockholders at prices substantially below their fair value and to make more liquidity available to stockholders above that permitted under the share redemption program (SRP). While the Board of Directors approved the Self-Tender Offer, it makes no recommendation to stockholders as to whether the stockholders should tender or refrain from tendering their Shares.

As required by Securities and Exchange Commission (SEC) rules, the SRP was suspended indefinitely in connection with the Self-Tender Offer. While the SRP is suspended, the Company will not accept any requests for redemption and any new requests and all pending requests will not be honored or retained, but will be returned to the requestor.

Please follow the links below if you would like to see a copy of the letter that was sent to Stockholders re extension of the Company’s Self-Tender Offer or the Company’s Self-Tender Offer.

Letter to Stockholders – Extension of Self-Tender Offer

Schedule TO-I (Self-Tender Offer)
Please join Lightstone for a webinar regarding recent events affecting the Company. The webinar will be held on Thursday, February 13, 2020 at 2:00 p.m. ET.  Please register in advance for this webinar using the link below:

https://zoom.us/webinar/register/WN_8wKHU732QAa1K1cgp5AJBA

After registering, you will receive a confirmation email containing information about joining the webinar.

Due to the expected high volume of attendees, we may be challenged to take every question that might surface during the call. To minimize the risk of not addressing each question in the time allowed, we ask that you submit questions in advance. Submitting your questions in advance will help us focus on our presentation topics, better streamline the Q&A process and answer as many questions as possible. There will be an opportunity to submit questions on the webinar, but we cannot guarantee that we will have time for all live questions.  Please submit all questions to info@lightstonecapitalmarkets.com.  All questions are welcome and encouraged!

—The Lightstone Shareholder Services Team

460 Park Ave., 13th Floor–Suite B | New York, NY 10022
888.808.7348 | lightstonecapitalmarkets.com